UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A


       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

                            BELLAVISTA CAPITAL, INC.
                     (Name(s) of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                      NONE
                      (CUSP Number of Class of Securities)

                            MICHAEL RIDER, PRESIDENT
                            BELLAVISTA CAPITAL, INC.
                          420 FLORENCE STREET SUITE 200
                               PALO ALTO, CA 94301
                                 (650) 328-3060

                                    Copy to:

                             JAY L. MARGULIES, ESQ.
                            THELEN REID & PRIEST LLP
                           225 WEST SANTA CLARA STREET
                                   SUITE 1200
                             SAN JOSE, CA 95113-1723
                                 (408) 292-5800

            (Name, address (including zip code) and telephone number
        (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street, Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

         The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of March 31, 2005 was 14,991,325.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.


         This Schedule 14D-9/A is being filed by the Company and amends Schedule 14D-9 filed by the Company on July 1, 2005 (File No. 005-80316). The name, address and telephone number of the Company are set forth in Item 1 above.

         This Schedule 14D-9/A relates to a tender offer (the "Offer") made on June 22, 2005 by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; SCM Special Fund, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund, LLC; MPF-NY 2005, LLC (collectively, "MPF") to purchase up to 1,400,000 Shares at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between June 22, 2005 and July 22, 2005 or a later date to which the Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 22, 2005.

         As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 22, 2005, the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The Company's Board of Directors (the "Board") has reviewed and carefully considered the Offer and has concluded that the consideration provided by the Offer is inadequate to the shareholders of the Company.


         The Board unanimously recommends that shareholders reject the Offer and not tender their Shares. Shareholders are urged to carefully consider the factors and information contained herein and set forth in the Letter to the Shareholders dated as of July 1, 2005, a copy of which was attached and incorporated by reference to Schedule 14D-9 filed by the Company on July 1, 2005 (File No. 005-80316) and is incorporated herein by reference (the "July 1 Letter").

         In Company's originally filed Schedule 14D-9 and in the July 1 Letter, the Board recommended rejection of the Offer for a variety of reasons, including because the terms of the Offer may not allow a shareholder of the Company to dispose of all Shares then owned. The Board, in making its recommendation, has assumed that a shareholder who tenders all of its Shares in connection with the Offer has done so in order to completely divest of all of its Shares, not partially divest of just a portion of Shares it owns. Based on the terms of the proposed Offer, complete divestiture may not be possible and a shareholder of the Company that tenders Shares in connection with the Offer with the objective of complete divestiture may have that objective frustrated. In addition, any shareholder of the Company that unsuccessfully attempts to tender all of its Shares as part of the Offer may be left holding a percentage interest in the Company that is too small to afford such shareholder any influence over, or meaningful voting interest in, the Company's business operations or management.

         No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the Offer.


ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or its executive officers, directors and affiliates.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Shareholders, dated as of July 1, 2005, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS.


        (a)(1) Letter to Shareholders dated July 1, 2005 (incorporated by reference to Schedule 14D-9 filed by the Company on July 1, 2005 (File No. 005-80316))


        (e)     Not applicable.

        (g)     Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 26, 2005                      BellaVista Capital, Inc



                                              /s/ Michael Rider
                                            -----------------------------------
                                            Name:    Michael Rider
                                            Title:   President